Exhibit 99.1

Gaotu Techedu Announces Second Quarter 2025 Unaudited Financial Results

Beijing, China, August 26, 2025 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights[1]

•
Net revenues were RMB1,389.4 million, increased by 37.6% from RMB1,009.8 million in the same period of 2024.
•
Gross billings[2] were RMB2,252.4 million, increased by 36.2% from RMB1,653.7 million in the same period of 2024.
•
Loss from operations was RMB241.9 million, compared with loss from operations of RMB464.8 million in the same period of 2024.
•
Net loss was RMB216.0 million, compared with net loss of RMB429.6 million in the same period of 2024.
•
Non-GAAP net loss was RMB206.8 million, compared with non-GAAP net loss of RMB418.0 million in the same period of 2024.
•
Net operating cash inflow was RMB588.8 million, increased by 52.5% from RMB386.2 million in the same period of 2024.

Second Quarter 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended June 30,
	2024	2025	Pct. Change
Net revenues	1,009,797	1,389,388	37.6%
Gross billings	1,653,692	2,252,387	36.2%
Loss from operations	(464,750)	(241,865)	(48.0)%
Net loss	(429,550)	(215,994)	(49.7)%
Non-GAAP net loss	(418,040)	(206,849)	(50.5)%
Net operating cash inflow	386,184	588,797	52.5%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Six Months Ended June 30, 2025 Highlights

•
Net revenues were RMB2,882.4 million, increased by 47.3% from RMB1,956.7 million in the same period of 2024.
•
Gross billings were RMB3,141.1 million, increased by 31.8% from RMB2,383.1 million in the same period of 2024.
•
Loss from operations was RMB207.1 million, compared with loss from operations of RMB542.5 million in the same period of 2024.
•
Net loss was RMB92.0 million, compared with net loss of RMB441.8 million in the same period of 2024.
•
Non-GAAP net loss was RMB69.5 million, compared with non-GAAP net loss of RMB415.0 million in the same period of 2024.
•
Net operating cash inflow was RMB111.6 million, decreased by 40.9% from RMB188.7 million in the same period of 2024.

First Six Months 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the six months ended June 30,
	2024	2025	Pct. Change
Net revenues	1,956,682	2,882,431	47.3%
Gross billings	2,383,052	3,141,112	31.8%
Loss from operations	(542,452)	(207,092)	(61.8)%
Net loss	(441,847)	(92,003)	(79.2)%
Non-GAAP net loss	(415,001)	(69,510)	(83.3)%
Net operating cash inflow	188,748	111,560	(40.9)%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “We maintained solid growth momentum in our core business and harnessed the power of AI to enhance our service models, foster product innovation and strengthen our organizational capabilities. Our revenue increased by 37.6% year-over-year to nearly RMB1.4 billion, with gross billings up by 36.2% to approximately RMB2.3 billion. Thanks to our refined operational execution and improved organizational efficiency, we narrowed our non-GAAP net loss by 50.5% year-over-year. We also achieved a net operating cash inflow of RMB588.8 million this quarter, an increase of RMB202.6 million from the same period of last year. These results demonstrate our ability to sustain solid growth momentum while enhancing operational quality and sharpening our competitive edge.

Gaotu remains dedicated to advancing educational innovation, with the goal of delivering best-in-class learning experiences, creating long-term shareholder value, and advancing both our social impact and commercial success.”

Shannon Shen, CFO of the Company, added, “This quarter, we remained focused on advancing our 'healthy growth' strategy, with net revenues exceeding the upper end of our guidance by 5.4%, and the year-over-year growth rate of gross billings outpacing that of last quarter by 14.4 percentage points. Driven by continued gains in operational efficiency and outstanding resource allocation, both loss from operations and net loss narrowed significantly, while customer acquisition efficiency reached its best level in the past four years. G&A and R&D expenses decreased year-over-year for the second consecutive quarter as a percentage of net revenues, reflecting growing operating leverage. We maintained our ample cash position,with cash, cash equivalents, restricted cash and short-term and long-term investments totaling RMB3.8 billion as of June 30, 2025. Excluding the impact of share buybacks, our cash position increased by RMB135.6 million compared to one year ago. Supported by consistent investments in enhancing user experience, course and service quality, and organizational capabilities, our core established business continued to improve in profitability and operational quality.”

Financial Results for the Second Quarter of 2025

Net Revenues

Net revenues increased by 37.6% to RMB1,389.4 million from RMB1,009.8 million in the second quarter of 2024, which was mainly due to the continued year-over-year growth in gross billings as a result of our sufficient and effective response to strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 50.9% to RMB472.8 million from RMB313.4 million in the second quarter of 2024. The increase was mainly due to expansion of instructors and tutors workforce, higher rental cost, as well as increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 31.6% to RMB916.5 million from RMB696.4 million in the second quarter of 2024. Gross profit margin decreased to 66.0% from 69.0% in the same period of 2024.

Non-GAAP gross profit increased by 31.8% to RMB917.9 million from RMB696.3 million in the second quarter of 2024. Non-GAAP gross profit margin decreased to 66.1% from 69.0% in the same period of 2024.

Operating Expenses

Operating expenses decreased by 0.2% to RMB1,158.4 million from RMB1,161.1 million in the second quarter of 2024. The decline was primarily due to our precise efficiency management, which resulted in year-over-year decreases in expenditures for branding and marketing activities. On the other hand, the expansion of selling and general and administrative workforce partially offset the decline of marketing expenditures.

•
Selling expenses decreased to RMB820.9 million from RMB835.4 million in the second quarter of 2024.
•
Research and development expenses decreased to RMB148.2 million from RMB162.1 million in the second quarter of 2024.
•
General and administrative expenses increased to RMB189.3 million from RMB163.6 million in the second quarter of 2024.

Loss from Operations

Loss from operations was RMB241.9 million, compared with loss from operations of RMB464.8 million in the second quarter of 2024.

Non-GAAP loss from operations was RMB232.7 million, compared with non-GAAP loss from operations of RMB453.2 million in the second quarter of 2024.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB19.1 million, compared with a total of RMB29.0 million in the second quarter of 2024.

Other Income, net

Other income, net was RMB5.6 million, compared with other income, net of RMB4.6 million in the second quarter of 2024.

Net Loss

Net loss was RMB216.0 million, compared with net loss of RMB429.6 million in the second quarter of 2024.

Non-GAAP net loss was RMB206.8 million, compared with non-GAAP net loss of RMB418.0 million in the second quarter of 2024.

Cash Flow

Net operating cash inflow in the second quarter of 2025 was RMB588.8 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.88 in the second quarter of 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB0.84 in the second quarter of 2025.

Share Outstanding

As of June 30, 2025, the Company had 162,382,842 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,824.1 million in aggregate, compared with a total of RMB4,094.3 million as of December 31, 2024.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of August 25, 2025, the Company had cumulatively repurchased approximately 24.8 million ADSs for approximately US$76.9 million under the existing share repurchase program.

In May 2025, the Company's board of directors authorized a new share repurchase program under which the Company may repurchase up to an aggregate value of US$100 million of its shares during the three-year period beginning upon the completion of the Company's existing share repurchase program.

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2025 are expected to be between RMB1,558 million and RMB1,578 million, representing an increase of 28.9% to 30.6% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 26, 2025 (8:00 PM Beijing/Hong Kong Time on Tuesday, August 26, 2025). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 4836755

A telephone replay will be available two hours after the conclusion of the conference call through September 2, 2025. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 3429136

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions that cultivate interest and drive continuous growth. The Company provides AI-powered, product-led learning solutions for learners from pre-school to adulthood. By combining rare, high-caliber teaching resources with AI-enhanced tools and content, Gaotu creates engaging and effective learning experiences delivered through both online and offline channels. AI and data analytics permeate throughout the Company’s operations to adapt content and teaching methods to individual learner needs, enhance efficiency and drive sustained learning progress.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.1636 to USD1.0000, the effective noon buying rate for June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2025, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

E-mail: Gaotu@tpg-ir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,321,118	814,356	113,680
Restricted cash	5,222	27,074	3,779
Short-term investments	1,845,242	2,595,146	362,268
Inventory, net	36,401	53,266	7,436
Prepaid expenses and other current assets, net	431,829	527,953	73,699
Total current assets	3,639,812	4,017,795	560,862

Non-current assets
Operating lease right-of-use assets	503,601	518,677	72,405
Property, equipment and software, net	670,237	831,889	116,127
Land use rights, net	25,762	46,267	6,459
Long-term investments	922,740	387,537	54,098
Rental deposit	45,834	48,739	6,804
Other non-current assets	20,091	17,595	2,456
TOTAL ASSETS	5,828,077	5,868,499	819,211

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB811,879 and RMB1,030,478 as of December 31, 2024 and June 30, 2025, respectively)	1,245,207	1,496,834	208,949
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,867,096	1,981,680	276,631
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB114,471 and RMB122,148 as of December 31, 2024 and June 30, 2025, respectively)	147,635	137,426	19,184
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB606 and nil as of December 31, 2024 and June 30, 2025, respectively)	665	49	7
Total current liabilities	3,260,603	3,615,989	504,771

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	218,797	215,313	30,057
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB337,258 and RMB351,405 as of December 31, 2024 and June 30, 2025, respectively)	344,609	363,007	50,674
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB70,316 and RMB70,155 as of December 31, 2024 and June 30, 2025, respectively)	70,604	70,429	9,832
TOTAL LIABILITIES	3,894,613	4,264,738	595,334

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	16
Treasury stock, at cost	(242,866)	(420,144)	(58,650)
Additional paid-in capital	7,991,421	7,950,764	1,109,884
Accumulated other comprehensive loss	(2,832)	(22,597)	(3,154)
Statutory reserve	66,042	66,042	9,219
Accumulated deficit	(5,878,417)	(5,970,420)	(833,438)
TOTAL SHAREHOLDERS’ EQUITY	1,933,464	1,603,761	223,877

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,828,077	5,868,499	819,211

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,009,797	1,389,388	193,951	1,956,682	2,882,431	402,372
Cost of revenues	(313,433)	(472,840)	(66,006)	(584,847)	(925,301)	(129,167)
Gross profit	696,364	916,548	127,945	1,371,835	1,957,130	273,205
Operating expenses:
Selling expenses	(835,397)	(820,946)	(114,600)	(1,341,778)	(1,530,367)	(213,631)
Research and development expenses	(162,101)	(148,195)	(20,687)	(313,708)	(298,650)	(41,690)
General and administrative expenses	(163,616)	(189,272)	(26,421)	(258,801)	(335,205)	(46,793)
Total operating expenses	(1,161,114)	(1,158,413)	(161,708)	(1,914,287)	(2,164,222)	(302,114)
Loss from operations	(464,750)	(241,865)	(33,763)	(542,452)	(207,092)	(28,909)
Interest income	21,274	9,935	1,387	39,947	22,976	3,207
Realized gains from investments	7,732	9,182	1,282	14,284	13,220	1,845
Other income, net	4,559	5,621	785	48,256	77,201	10,777
Loss before provision for income tax and share of results of equity investees	(431,185)	(217,127)	(30,309)	(439,965)	(93,695)	(13,080)
Income tax benefits/(expenses)	1,635	1,133	158	(1,882)	1,692	236
Net loss	(429,550)	(215,994)	(30,151)	(441,847)	(92,003)	(12,844)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(429,550)	(215,994)	(30,151)	(441,847)	(92,003)	(12,844)
Net loss per ordinary share
Basic	(2.48)	(1.32)	(0.18)	(2.56)	(0.56)	(0.08)
Diluted	(2.48)	(1.32)	(0.18)	(2.56)	(0.56)	(0.08)
Net loss per ADS
Basic	(1.65)	(0.88)	(0.12)	(1.71)	(0.37)	(0.05)
Diluted	(1.65)	(0.88)	(0.12)	(1.71)	(0.37)	(0.05)
Weighted average shares used in net loss per share
Basic	173,044,221	163,339,258	163,339,258	172,686,709	165,033,053	165,033,053
Diluted	173,044,221	163,339,258	163,339,258	172,686,709	165,033,053	165,033,053

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,009,797	1,389,388	193,951	1,956,682	2,882,431	402,372
Less: other revenues(1)	29,233	22,092	3,084	56,500	36,916	5,153
Add: VAT and surcharges	62,586	85,782	11,975	119,993	179,158	25,009
Add: ending deferred revenue	1,582,135	2,196,993	306,688	1,582,135	2,196,993	306,688
Add: ending refund liability	85,520	133,308	18,609	85,520	133,308	18,609
Less: beginning deferred revenue	1,003,314	1,444,967	201,710	1,237,621	2,085,893	291,179
Less: beginning refund liability	53,799	86,025	12,009	67,157	127,969	17,864
Gross billings	1,653,692	2,252,387	314,420	2,383,052	3,141,112	438,482

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	696,364	916,548	127,945	1,371,835	1,957,130	273,205
Share-based compensation expenses(1) in cost of revenues	(43)	1,353	189	2,278	3,463	483
Non-GAAP gross profit	696,321	917,901	128,134	1,374,113	1,960,593	273,688

Loss from operations	(464,750)	(241,865)	(33,763)	(542,452)	(207,092)	(28,909)
Share-based compensation expenses(1)	11,510	9,145	1,277	26,846	22,493	3,140
Non-GAAP loss from operations	(453,240)	(232,720)	(32,486)	(515,606)	(184,599)	(25,769)

Net loss	(429,550)	(215,994)	(30,151)	(441,847)	(92,003)	(12,844)
Share-based compensation expenses(1)	11,510	9,145	1,277	26,846	22,493	3,140
Non-GAAP net loss	(418,040)	(206,849)	(28,874)	(415,001)	(69,510)	(9,704)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.